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MAR 07 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT CAPITAL GROUP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 EL CAMINO REAL, SUITE 400
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN SAUNDERS 858-677-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAVINE, LOFGREN, MORRIS and ENGELBERG, LLP
(Name – *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DR., SUITE 300, SAN DIEGO, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM L. MACDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT CAPITAL GROUP SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. SAUNDERS
COMM. #1584053
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires JUNE 28, 2009

[signature]
Notary Public

[signature]
Signature

PRESIDENT, CHAIRMAN, CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego

On February 25, 2009 before me, Karen L. Saunders, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared William L. MacDonald
Name(s) of Signer(s)

KAREN L. SAUNDERS
COMM. #1584053
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires JUNE 28, 2009
LS01

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Karen L. Saunders
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ____________________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
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Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

**FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES,
AND INDEPENDENT AUDITORS' REPORTS**

For the Year Ended December 31, 2008

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of December 31, 2008 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Capital Group Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 19, 2009

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash	$	175,516
Commissions receivable		708,741
Other receivables		33,857
Prepaid expenses		19,963
Deferred tax assets		4,790
Total assets	$	942,867
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	16,500
Management fees and other payable to affiliate		409,340
Commissions payable		293,117
Total liabilities		718,957
Shareholder's equity:		
Common stock, no par value, $7.50 stated value, 10,000 shares authorized, issued and outstanding		313,694
Accumulated deficit		(89,784)
Total shareholder's equity		223,910
Total liabilities and shareholder's equity	$	942,867

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Income
For the Year Ended December 31, 2008

Revenue	
Commission income	$ 5,318,551
Expenses	
Management fees to affiliate	2,764,804
Commission expense	2,351,465
Employee related	61,800
License and related fees	34,172
Professional fees	27,827
Insurance	17,185
Office rent and utilities	9,900
Miscellaneous	9,806
Total expenses	5,276,959
Income before provision for income taxes	41,592
Provision for income taxes	16,568
Net income	$ 25,024

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Accumulated Deficit	Shareholder's Equity
Balance at December 31, 2007	$ 312,733	$ (114,808)	$ 197,925
Net income	-	25,024	25,024
Deemed capital contribution	961	-	961
Balance at December 31, 2008	$ 313,694	$ (89,784)	$ 223,910

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	25,024
Income tax provision - noncash (deemed capital contribution under tax sharing agreement)		961
Deferred income taxes		15,607
Adjustments to reconcile net income to cash provided by operating activities:		
Commissions receivable		(21,453)
Other receivables		(21,655)
Prepaid expenses		48,079
Accounts payable and accrued expenses		(2,130)
Management fees and other payable to affiliate		(137,431)
Commissions payable		123,251
Net cash provided by operating activities		30,253
Cash at beginning of year		145,263
Cash at end of year	$	175,516

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Retirement Capital Group Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Retirement Capital Group, Inc. ("Parent"), and was incorporated in the State of California in December 2002. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and received approval in July 2003 to practice as a registered broker-dealer.

The Company has selling agreements with insurance companies and mutual fund companies to distribute mutual funds, variable annuities, variable life insurance, public limited partnerships, and private placements.

The Company also has commission sharing agreements with other broker-dealers whereby certain registered representatives of the Company work in conjunction with registered representatives of other broker-dealers in presenting, offering, and selling securities. The Company and other broker-dealers share fees and commissions arriving from the sale of such securities.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums are paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that no material commission revenue has been charged back. Accordingly, the Company currently does not maintain a chargeback allowance.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Revenue Concentration

For year ended December 31, 2008, approximately 94% of the Company's revenue originated from three carriers. Commissions receivable at December 31, 2008 due from these three customers amounted to $641,405. Two other carriers make up the remaining commissions receivable as of December 31, 2008.

NOTE 2. NET CAPITAL

The Company's percentage of aggregate indebtedness to net capital was 449% at December 31, 2008. Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2008, the Company had "net capital" of $160,300, which exceeded the amount required.

NOTE 3. INCOME TAXES

Significant components of the provision for income taxes for the year ended December 31, 2008 are as follows:

Federal income taxes:	
Current	$ -
Deferred	12,892
Total federal income taxes	12,892
State and local income taxes:	
Current	961
Deferred	2,715
Total state and local income taxes	3,676
Total income tax provision	$ 16,568

NOTE 3. INCOME TAXES (Continued)

Deferred taxes result primarily from timing differences in deducting state income taxes.

The Parent utilized the separate-return method for allocating current and deferred taxes to members of the consolidated group by applying the provisions of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes,* to each subsidiary as if it were a separate taxpayer. The Company's unwritten tax sharing arrangement with the Parent and affiliates provides that the differences arising between the amounts reported in the financial statements and the amounts actually payable or receivable under the tax sharing arrangement are reported as capital contributions or distributions in the separate financial statements of the Company. During the year ended December 31, 2008, the Company had tax-related capital contributions from its Parent amounting to $961.

NOTE 4. MANAGEMENT FEES AND OTHER RELATED PARTY TRANSACTIONS

During 2008, the Company entered into management consulting agreements with Retirement Capital Group Financial and Insurance Services, Inc., an affiliate that is also 100% owned by the Parent. Among other things the agreements specify services to be provided by the affiliate, including management, marketing and administrative services for a stated quarterly fee. The parties agree to review the applicable management consulting agreement each quarter and determine the value of the services. During 2008, the Company incurred management fees of $2,764,804 under such agreements. As of December 31, 2008, the Company has a payable of $395,840 related to these agreements, which is included in management fees and other payable to affiliate in the accompanying statement of financial condition.

The Company's affiliate incurs certain expenses on behalf of the Company. During 2008, the Company was allocated $61,800 for employee-related expenses and $9,900 for office rent and utility expenses from the affiliate.

During 2008, the Company incurred commissions of $463,005 to one of the Board Members of the Parent. As of December 31, 2008, the Company owes $11,651 to the Board Member, which is included in commissions payable in the accompanying statement of financial condition.

During 2008, the Company earned commission income of $290,086 in relation to a policy personally purchased by the majority shareholder/Board Member of the Parent.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2008.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital

Shareholder's equity at December 31, 2008	$	223,910
Less nonallowable assets:		
Other receivables		(33,857)
Prepaid expenses		(19,963)
Deferred tax assets		(4,790)
Other deduction:		
Fidelity bond rule 3020(b)		(5,000)
Net capital	$	160,300

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)		47,930
Excess net capital		112,370
Excess net capital at 1,000%, (net capital less 10% aggregate indebtedness)		88,404
Aggregate indebtedness		718,957
Percentage of aggregate indebtedness to net capital		449%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report		143,761
Audit adjustment to record commission transactions and accrued liabilities		16,539
Net capital - per above	$	160,300
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report		633,979
Audit adjustment to record commission payables and accrued liabilities		84,978
Aggregate indebtedness - per above	$	718,957

See accompanying independent auditors' report.

Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision.

See accompanying independent auditors' report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

February 19, 2009